October 8, 2019

Geoff Wild
Chief Executive Officer
Atotech Ltd
William Street, West Bromwich
West Midlands, B70 0BG
United Kingdom

       Re: Atotech Ltd
           Amendment No. 2 to
           Draft Registration Statement on Form F-1
           Submitted September 25, 2019
           CIK No. 0001762459

Dear Mr. Wild:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment 2 to Draft Registration Statement on Form F-1

General

1.     We note throughout the amendment, you have added Compound Annual Growth
Rate
       (CAGR) estimates for your market segments. Please include the assumptions underlying these estimates or other mitigating language to emphasize the speculative nature of this metric.
 Geoff Wild
FirstName LastNameGeoff Wild
Atotech Ltd
October 8, NameAtotech Ltd
Comapany 2019
Page 2
October 8, 2019 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Historical Cash Flows   Operating activities, page 86

2. You state that the "decrease in net cash provided by operating activities for the six months ended June 30, 2019 was primarily due to an increase in working capital, higher interest expense resulting from the Holdco Notes issuance and the Incremental Borrowings, and from higher tax expenses." Please expand your narrative to more fully explain the reasons for the increase in working capital between periods.
Unaudited Condensed Consolidated Statement of Cash Flows, page F-6

3. Please revise your subtotal to say "cash used in financing activities" since you show a use of cash for both periods presented.
        You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or John Cash,
Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202)
551-7844 or Kate McHale, Staff Attorney, at (202) 551-3464 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Patrick H. Shannon